TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED
OPERATING EXPENSES LIMITATION AGREEMENT

GRUBB & ELLIS AGA REALTY INCOME FUND
GRUBB & ELLIS AGA U.S. REALTY FUND
GRUBB & ELLIS AGA INTERNATIONAL REALTY FUND

THIS AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 10th day of August, 2010, by and between Trust for Professional Managers, (the “Trust”), on behalf of the Grubb & Ellis AGA Realty Income Fund, Grubb & Ellis AGA U.S. Realty Fund and Grubb & Ellis AGA International Realty Fund (the “Funds”), a series of the Trust, and Grubb & Ellis Alesco Global Advisors, LLC, the investment adviser to the Funds (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Amended Investment Advisory Agreement between the Trust and the Adviser dated as of the 4th day of November, 2008, (the “Amended Investment Advisory Agreement”); and

WHEREAS, the Funds, and each of its respective classes, if any, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Amended Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit the Funds’ current Operating Expenses to an annual rate, expressed as a percentage of the Funds’ average annual net assets to the amount listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Funds, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Funds, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and each of its classes, if any, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, dividends or interest on short positions, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective as of the date of this Agreement, and shall continue for an initial term ending August 31, 2012, unless sooner terminated by either of the parties hereto unless terminated in accordance with Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS	GRUBB & ELLIS ALESCO GLOBAL ADVISORS, LLC
on behalf of the Funds

By: /s/ Joseph C. Neuberger	By: /s/ Jay P. Leupp
Name: Joseph C. Neuberger	Name: Jay P. Leupp
Title: President	Title: President

Appendix A

Funds/Share Class	Operating Expense Limit

Grubb & Ellis AGA Realty Income Fund	1.48%
Grubb & Ellis AGA U.S. Realty Fund	1.90%
Grubb & Ellis AGA International Realty Fund	1.95%